

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

January 5, 2009

Mr. Chen Gao
President and Chief Executive Officer
American Metal & Technology, Inc.
633 W. 5th Street, 28th Floor
Los Angeles, CA 90071

> **Re:     American Metal & Technology, Inc.
> Form 10-KSB/A for the Year Ended December 31, 2007
> Forms 10-Q/A for the Periods Ended June 30, 2008 and
> September 30, 2008
> File No.  33-19048-NY**

Dear Mr. Gao:

We have completed our review of your Form 10-KSB/A and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, you may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or me at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief